UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

Chart Industries, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16115Q308
(CUSIP Number)

Matthijs Schoten Chief Executive Officer Broadview Holding B.V. Van der Does de Willeboissingel 13, 5211 CC 's-Hertogenbosch, Netherlands
+31 73 687 5333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 10 Pages)

_____________
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16115Q308	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Broadview Investments B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,149,112
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,149,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,149,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (1)
14	TYPE OF REPORTING PERSON OO

(1)
Solely in the capacity of Broadview Investments B.V. as the direct owner of 2,149,112 shares of the Issuer’s Common Stock (as defined herein), and based upon an aggregate of 30,972,880 shares of the Issuer's Common Stock outstanding as of March 27, 2018 (as reported in the Issuer’s most recent proxy statement on Schedule 14A).

CUSIP No. 16115Q308	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Broadview Holding B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,149,112*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,149,112*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,149,112*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole director and sole shareholder of Broadview Investments B.V.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HAL Investments B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,149,112*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,149,112*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,149,112*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the 97.4% shareholder of Broadview Holding B.V.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HAL Investments Nederland B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,149,112*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,149,112*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,149,112*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole shareholder of HAL Investments B.V.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HAL Holding N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Curaçao
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,149,112*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,149,112*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,149,112*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole shareholder of HAL Investments Nederland B.V.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 7 of 10

Item 1.	Security and Issuer

This Amendment No. 2 (this “Amendment”), filed jointly by the persons on the cover pages hereto (the “Reporting Persons”), amends and supplements the statement on Schedule 13D filed on November 10, 2016 (as amended by Amendment No. 1 filed on September 13, 2017, the “Schedule 13D”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Chart Industries, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3055 Torrington Drive, Ball Ground, Georgia 30107.

Capitalized terms used in this Amendment and not otherwise defined herein have the respective meanings given in the Schedule 13D.  Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. The filing of this Amendment shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 2.	Identity and Background

(a) — (c) and (f)

This statement is being filed pursuant to Rule 13d of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, by the below entities (each a “Reporting Person” and together the “Reporting Persons”):

Reporting Person	Directors and Officers	Address and Jurisdiction of Organization	Principal Business
Broadview Investments B.V. (“Broadview”)	Broadview Holding B.V. (Director)	Van der Does de Willeboissingel 13, 5211 CC, 's-Hertogenbosch, Netherlands	Making equity investments in public and private securities.
Broadview Holding B.V.	M. Schoten (Chief Executive Officer)	Van der Does de Willeboissingel 13, 5211 CC, 's-Hertogenbosch, Netherlands	Directing strategic developments, supporting long-term growth of portfolio companies and pursuit of new investment opportunities.
HAL Investments B.V.	R.Kers J.N. van Wiechen A.S. Vink G. van de Rozenberg (Managing Directors)	Weena 696, 3012 CN Rotterdam, The Netherlands	Investment, finance and holding company
HAL Investments Nederland B.V.	R.Kers J.N. van Wiechen A.S. Vink G. van de Rozenberg (Managing Directors)	Weena 696, 3012 CN Rotterdam, The Netherlands	Investment, finance and holding company
HAL Holding N.V. (“HAL Holding”)	M.F. Groot A,A. van 't Hof J.N. van Wiechen (Managing Directors)	Johan van Walbeeckplein 11 A Curaçao c/o 5 Avenue des Citronniers MC 98000 Monaco	Acquiring and holding significant shareholdings in public and private companies with the objective of increasing long term shareholders value.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 8 of 10

HAL Trust holds all of the shares of HAL Holding. The trustees of HAL Trust act in accordance with the instructions of the shareholders of HAL Trust. Mr. M. van der Vorm and Mr. C.O. van der Vorm may be deemed to control two entities that together control a majority of the voting power of the shares of HAL Trust. The business address of both M. van der Vorm and C.O. van der Vorm is c/o HAL Holding N.V., 5 Avenue des Citronniers, MC 98000, Monaco.  M. van der Vorm and C.O. van der Vorm are both citizens of The Netherlands. Mr. M. van der Vorm is Chairman of the Supervisory Board of HAL Holding N.V. Mr. C.O. van der Vorm is member of the Supervisory Board of HAL Holding N.V. Mr. M. van der Vorm and Mr. C.O. van der Vorm both disclaim beneficial ownership of the shares of Common Stock which are or may be deemed to be beneficially owned by Broadview.

(d)

None of the Reporting Persons or the Officers and Directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons or the Officers and Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This statement is being filed as a result of recent sales of shares of Common Stock, as described in Item 5(c), which were disposed of for an aggregate sale price of $36,259,210.

Item 5.	Interest in Securities of the Issuer

(a)

As of the close of business on April 12, 2018, Broadview beneficially owned 2,149,112 shares of Common Stock which constitutes 6.9% of the issued and outstanding shares of Common Stock based upon an aggregate of 30,972,880 shares of the Issuer's Common Stock outstanding as of March 27, 2018 (as reported in the Issuer’s most recent proxy statement on Schedule 14A).

(b)

Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the shares of Common Stock that may be deemed to be beneficially owned by each of them.

All of the Common Stock is directly owned by Broadview. Broadview Holding B.V. is the sole director and sole shareholder of Broadview.  HAL Investments B.V. is the 97.4% shareholder of Broadview Holding B.V.  HAL Investments Nederland B.V. is the sole shareholder of HAL Investments B.V.  HAL Holding is the sole shareholder of HAL Investments Nederland B.V.  All decisions regarding voting and disposition of the Common Stock are made by Broadview through its director and HAL Holding through its executive board. As such, HAL Holding may be deemed to have shared voting and dispositive power over the shares of Common Stock which are or may be deemed to be beneficially owned by Broadview; however, HAL Holding disclaims beneficial ownership of such shares.

HAL Trust holds all of the shares of HAL Holding. The trustees of HAL Trust act in accordance with the instructions of the shareholders of HAL Trust. Mr. M. van der Vorm and Mr. C.O. van der Vorm may be deemed to control two entities that together control a majority of the voting power of the shares of HAL Trust. Mr. M. van der Vorm and Mr. C.O. van der Vorm both disclaim beneficial ownership of the shares of Common Stock which are or may be deemed to be beneficially owned by Broadview.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 9 of 10

(c)

During the last sixty days, the only transactions in the Common Stock of the Issuer by the persons named in response to paragraph (a) of this Item were the following open market sales on the NASDAQ Stock Market:

Transactions in the Shares

Transaction Date	Quantity Sold	Price (USD)
April 10, 2018	529,947	$60.33
April 11, 2018	69,993	$59.71
April 12, 2018	1,800	$60.03

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

During the period from November 1, 2017 through April 12, 2018 and as set out in the table below, Broadview entered into letter agreements with market participants (the “Counterparties”) pursuant to which Broadview granted the Counterparties call options to require Broadview to sell an aggregate of 1,300,000 shares of Common Stock at  prices ranging from $45.00 to $60.00 per share. The call options are exercisable by the Counterparties from the transaction date through periods ranging from April 20, 2018 to September 21, 2018. Unless exercised, the call options will expire on such dates. Broadview retains beneficial ownership of the shares subject to the call options unless the Counterparties purchase the shares. As consideration for the call options, the Counterparties agreed to pay to Broadview in the aggregate a premium of $3,980,070.

Transaction date	Call options sold	Price ($)	Expiration	Premium ($)
Nov 1, 2017	76,100	45	June 15, 2018	334,840
Nov 2, 2017	23,900	45	June 15, 2018	105,800
Jan 9, 2018	100,000	55	June 15, 2018	350,011
Jan 11, 2018	100,000	60	June 15, 2018	230,335
April 10, 2018	200,000	60	June 15, 2018	701,900
April 11, 2018	200,000	60	April 20, 2018	380,820
April 11, 2018	200,000	60	September 21, 2018	1,115,200
April 12, 2018	400,000	60	April 20, 2018	761,164

There are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Reporting Persons.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of April 12, 2018.

BROADVIEW INVESTMENTS B.V.

By:	Broadview Holding B.V.
Its:	Managing Director

By:	/s/ M.J. Schoten
Name:	M.J. Schoten
Title:	CEO

BROADVIEW HOLDING B.V.

By:	/s/ M.J. Schoten
Name:	M.J. Schoten
Title:	CEO

HAL INVESTMENTS B.V.

By:	/s/ J.N. van Wiechen
Name:	J.N. van Wiechen
Title:	Managing Director

By:	/s/ R. Kers
Name:	R. Kers
Title:	Managing Director

HAL INVESTMENTS NEDERLAND B.V.

By:	/s/ J.N. van Wiechen
Name:	J.N. van Wiechen
Title:	Managing Director

By:	/s/ R. Kers
Name:	R. Kers
Title:	Managing Director

HAL HOLDING N.V.

By:	/s/ M.F. Groot
Name:	M.F. Groot
Title:	Managing Director

By:	/s/ A.A. Van ’t Hof
Name:	A.A. Van ’t Hof
Title:	Managing Director